Exhibit 2.1

SSA ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into this 31st day of May, 2006, by and among Magnetech Industrial Services of Alabama, LLC, an Indiana limited liability company (“Magnetech” or “Purchaser”), Magnetech Industrial Services, Inc., an Indiana Corporation (“MIS”), E. T. Smith Services of Alabama, Inc., an Alabama corporation (“SSA” or “Seller”), and Smith Services, Inc., a West Virginia corporation (“Smith Services”).

BACKGROUND:

A.  Smith Services is engaged in the business of industrial electrical and mechanical repair. Smith Services maintains its headquarters in Princeton, West Virginia.

B.  SSA is a wholly owned subsidiary of Smith Services. SSA maintains its headquarters in Saraland, Alabama.

C.  Magnetech is a wholly owned subsidiary of MIS, both of which are headquartered in South Bend, Indiana.

D.  SSA desires to sell to Magnetech, and Magnetech desires to purchase from SSA, substantially all of the operating assets, properties and rights of SSA used in the operation of the Saraland, Alabama facility, pursuant to the terms and conditions set forth in this Agreement.

E.  SSA is the Seller and Magnetech is the Purchaser. Smith Services and MIS are parties to this Agreement with respect to certain warranty, indemnification, and non-competition obligations set forth herein.

E.  SSA, Magnetech, MIS and Smith Services are sometimes referred to collectively in this Agreement as “the Parties.”

NOW THEREFORE, in consideration of the promises hereinafter made, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the recital provisions above are incorporated into the body of this Agreement as if fully set forth therein, and the Parties agree as follows:

ARTICLE I.  PURCHASE AND SALE OF ASSETS

1.01  Purchased Assets. On the Closing Date (as defined below), Seller shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, free and clear of all mortgages, liens, charges, adverse claims, restrictions, agreements, encumbrances, security interests and rights of other persons of every nature and description whatsoever (“Liens”), all of the assets and properties of every kind and nature, real and personal, tangible and intangible, wherever situated, whether or not carried or reflected on the books and records of Seller, which are owned by Seller and

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used in or necessary for the operation of its business as presently conducted, except for the Excluded Assets (as defined below) (the “Purchased Assets”). The Purchased Assets shall include, without limitation, the following:

(a)  Equipment. All of Seller’s machinery, equipment, tools and dies, hand tools, motor vehicles, rolling stock, leasehold improvements, furniture, supplies, office equipment, computers and other data processing hardware, improvements, parts and other tangible personal property used or held for use in the operation of SSA, including, without limitation, all items listed on Schedule 1.01(a) attached hereto (collectively, the “Equipment”); and

(b)  Inventory. All of Seller’s inventory relating to SSA, wherever located, including, without limitation, supplies, raw materials, work in progress and finished goods, prepaid inventory and inventory in transit (collectively, the “Inventory ”); and

(c)  Customer Deposits. All cash advances and/or deposits provided to Seller by any customers of Seller (“Customer Deposits”), a schedule of which shall be attached hereto as Schedule 1.01(c) at Closing; and

(d)  Contract and Other Rights. All of Seller’s rights, title and interest in and to all agreements, contracts, leases and other agreements relating to or used in the conduct of SSA (including contracts with customers, customer purchase orders and quotations, vendor contracts, equipment and vehicle leases, and rights to telephone and fax numbers) which are listed on Schedule 1.01(d) (collectively, the “Contracts”); and

(e)  Real Property. The real property owned by Seller located in Saraland, Alabama, which is more fully described on Schedule 1.01(e), together with all rights and appurtenances pertaining thereto, including all right, title and interest of Seller, if any, in and to adjacent streets, roads, alleys, easements and rights of way, and all improvements thereon (the “Real Property”); and

(f)  Accounts Receivable. All of Seller’s rights, title and interest in and to all current trade accounts receivable (90 days or less) and other rights to payment from customers of Seller and the full benefit of all security for such accounts or rights to payment, representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Seller, including all current (90 days or less) items existing as of the close of business on May 31, 2006, as listed on Schedule 1.01(f) (“Accounts Receivable”); and

(g)  Licenses and Permits. All of Seller’s rights and benefits under licenses (including without limitation, licenses to use computer software), permits, distribution and/or franchise rights, registrations, governmental and other licenses, certificates and permits used in or necessary for the operation of SSA (collectively, the “Licenses and Permits”), to the best knowledge of Seller, none of which exist other than software licenses for the personal computers included in

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this transaction; and

(h)  Records. All of Seller’s customer files, customer lists and records, vendor files, vendor lists and records, cost files and records, credit information, distribution records, invoices, payable records, inventory lists and inventory cost records, work-in-process records, insurance claim records, warranty claim or work records, job quotes, records from jobs performed and/or services provided for customers, employee personnel files (conditioned upon employee providing a written authorization), market or customer studies, market or customer surveys, market or customer or sales reports, customer or vendor correspondence, all electronic copies of such documents, and all computer software used in or necessary for the operation of SSA (collectively, the “Books and Records”); and

(i)  Intellectual Property. All of Seller’s right, title and interest in and to any copyright, trademark, trade name, brand name, service mark, trade dress, product or other design or any expression thereof, and any invention, trade secret, technical information, know-how, proprietary right or intellectual property, technologies, methods, designs, drawings, software (including documentation and source code), processes and other proprietary properties or information used in or necessary for the operation of SSA, but not including the name “Smith Services of Alabama” (collectively, “Intellectual Property”) to the best knowledge of Seller, none of which exist; and

(j)  Goodwill. All goodwill associated with SSA.

1.02  Excluded Assets. The parties acknowledge and agree that the Purchased Assets shall not include Seller’s cash or cash equivalents, intercompany accounts, minutes book and stock records, Seller’s deferred and prepaid income tax assets, tax refunds and tax records and any assets specifically listed on Schedule 1.02 (collectively, the “Excluded Assets”).

ARTICLE II.  LIABILITIES

2.01  Liabilities. Except as specifically set forth herein, Purchaser is not assuming Seller’s liabilities.

2.02  Assumed Contract Liabilities. At the Closing, Purchaser shall assume and agree to discharge and perform when due only those liabilities and obligations of Seller accruing and arising from and after the Closing Date under the Contracts as set forth on Schedule 2.02(a) (the “Assumed Contract Liabilities”) and those specifically identified trade accounts payable existing as of the close of business on May 31, 2006, set forth on Schedule 2.02(b) (the “Assumed Trade Accounts Payable”).

2.03  Excluded Liabilities. Except for the Assumed Contract Liabilities and the Assumed Trade Accounts Payable specifically identified on Schedules 2.02(a) and 2.02(b), Purchaser shall not assume or be responsible for any debts, liabilities, obligations

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or commitments of Seller whatsoever, whether actual, absolute, accrued, fixed, contingent, asserted or unasserted, known or unknown, and whether related or unrelated to Seller’s business. Without in any way limiting the generality of the foregoing, Purchaser shall not assume, nor shall Purchaser be responsible for, any obligations or liabilities arising out of or relating to any pending litigation, third-party claims, unfunded pension liabilities, taxes, fees or other charges, tort liabilities, warranty liabilities, environmental liabilities, criminal claims, worker’s compensation liabilities, or any liabilities arising outside the ordinary course of business or otherwise incurred prior to or after the Closing Date. Seller agrees to pay and perform after Closing all liabilities and obligations, other than the Assumed Liabilities, relating to the operation of SSA prior to Closing, including, but not limited to, all continuation coverage under any group health plan or plans pursuant to the relevant provisions of the federal Consolidated Omnibus Budget Reconciliation Act (COBRA) with respect to any employees not hired by Purchaser after Closing; all costs associated with any employee pension, profit sharing, 401(k) or similar retirement plans of Seller; and obligations and liabilities (if any) arising under the Worker Adjustment and Retraining Notification Act with respect to any employees not hired by Purchaser after Closing. Seller’s fulfillment of this obligation will be guaranteed by Smith Services.

ARTICLE III.  PURCHASE PRICE AND CLOSING

3.01  Purchase Price. The total purchase price (the “Purchase Price”) for the Purchased Assets shall be Two Million Eight Hundred Thirty-Seven Thousand Dollars ($ 2,837,000.00) (“Principal Amount”) plus the net amount of the Acquired Accounts (the amount of Accounts Receivable as set forth on Schedule 1.01(f) less the amount of Trade Accounts Payable set forth on Schedule 2.02(b)) (“AR/AP Net Amount”). The Principal Amount shall be paid at Closing, by wire transfer to a bank account controlled by Seller. The AR/AP Net Amount shall be paid seven (7) days after Closing, by wire transfer to a bank account controlled by Seller. As it is expected that Seller will receive payment on some of the Accounts Receivable during this seven (7) day period, Purchaser shall be allowed to set off and deduct from the AR/AP Net Amount the total sum of such payments received by Seller through the sixth day after closing, which sum shall be compiled by Seller and e-mailed to Purchaser at the close of business on that sixth day.

3.02  Allocation. The Purchase Price shall be allocated among the Purchased Assets as set forth on Schedule 3.02 attached hereto. Purchaser and Seller agree to furnish each other and the Internal Revenue Service with such applicable information as may be required under Section 1060 of the Internal Revenue Code, as amended (the “Code”), and to cooperate in the completion and timely filing of IRS Form 8594 (Asset Acquisition Statement). A party may change the agreed-upon allocations only in order to be consistent with any finally-adjudicated adjustments made to the federal tax returns of the other party.

3.03  The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place through an exchange of documents by fax, e-mail and Federal Express, coordinated by a conference call involving the Parties and their

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counsel on May 31, 2006, (the “Closing Date”).

3.04  Prior to Execution. Prior to the execution of this Agreement, Purchaser has received and approved the following items:

(a)
A title insurance commitment for the Real Property issued by a reputable title company, and in a form acceptable to Purchaser, committing to insure the Real Property for its current fair market value as agreed to by the parties.

(b)	Environmental test results confirming that the Real Property is of an environmental quality acceptable to Purchaser.
(c)	A current ALTA survey of the Real Property prepared by a licensed professional surveyor and in a form reasonably acceptable to Purchaser.

Purchaser and Seller shall split evenly the first Twenty Thousand Dollars ($20,000.00) of costs and expenses related to the issuance of the title insurance policy, the environmental testing, and the survey. At Closing, Purchaser shall have paid the up-front costs of these three items and Purchaser, upon presenting Seller with proof of such payments, shall receive a credit in the amount of one-half of the amount paid up to a maximum credit of Ten Thousand Dollars ($10,000.00).

3.05  Actions at the Closing. At the Closing, the Seller and Purchaser shall deliver to each other the various certificates, instruments and documents as specified in Article VII below.

ARTICLE IV.  REPRESENTATIONS AND WARRANTIES OF SELLER AND SMITH SERVICES

As of the date hereof and as of the Closing Date, Seller and Smith Services, jointly and severally, hereby represent and warrant to Purchaser and MIS each and all of the following:

4.01  Organization; Power and Authority.

(a)
Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama and is duly qualified to do business and in good standing under the laws all other jurisdictions in which its ownership or use of property for the conduct of its business requires it to qualify. Seller has all necessary corporate power and authority to own all of its properties and assets, to conduct its business as now being conducted, and to make, execute, deliver, and perform this Agreement and the other documents and instruments contemplated hereby.

(b)	Smith Services is a corporation duly organized, validly existing

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and in good standing under the laws of the State of West Virginia. Smith Services has all necessary corporate power and authority to make, execute, deliver, and perform this Agreement and the other documents and instruments contemplated hereby.

4.02  Execution, Delivery and Validity. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by Seller has been duly authorized by all requisite corporate action. This Agreement and all other agreements contemplated hereby have been duly and validly executed and delivered by Seller, and each constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

4.03  Non-contravention. Except as set forth on Schedule 4.03, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby or compliance with or fulfillment of the terms and provisions hereof or of any other agreement or instrument contemplated hereby or thereby, do not and will not: (i) conflict with or result in a breach of any of the provisions of the Articles of Incorporation or By-Laws of Seller; (ii) contravene any law, rule or regulation or any order, writ, award, judgment, decree or other determination which affects or binds Seller or any of its properties; (iii) conflict with, result in a breach of, constitute a default under, or give rise to a right of acceleration, termination or the imposition of penalties under any contract, deed of trust, mortgage, trust, lease, governmental or other license, permit or other authorization, contract, agreement, note or any other agreement, instrument or restriction to which Seller is a party or by which any of their properties may be affected or bound; or (iv) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any foreign, federal, state or local court, governmental authority or regulatory body (“Governmental Authority”) or with any lender, customer or other third party.

4.04  Capitalization. Seller is wholly owned by Smith Services. Seller does not own any subsidiaries. No person or entity, other than Smith Services, owns or holds, has any interest in, whether legal, equitable or beneficial, or has the right to purchase, any capital stock or other security of Seller.

4.05  Financial Statements. Attached as Schedule 4.05 are true and complete copies of: (i) unaudited but reviewed balance sheets and statements of income, stockholders’ equity and cash flows of Seller for the years ended September 30, 2003, 2004, and 2005, (the “Reviewed Financials”), and (ii) unaudited balance sheets and statements of income for each month-ended from October 2005 through Closing (the “Monthly Financials”; and together with Reviewed Financials, the “Financial Statements”). The balance sheet delivered to Purchaser for the month-ended immediately prior to the month during which Closing occurs is referred to in this Agreement as the “Balance Sheet.” To the best knowledge of Seller, the Financial Statements are true and correct representations of the financial condition and operating results of Seller as of the

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dates and for the periods then ended, and are prepared on a consistent basis for all periods covered and the Reviewed Financials are in accordance with generally accepted accounting principles (“GAAP”). Except as set forth on Schedule 4.05, Seller has no unrecorded liabilities or obligations of any type, nature or description, known or unknown, asserted or unasserted, direct or indirect, absolute or contingent, except as set forth in the Financial Statements.

4.06  Operations Since September 30, 2005. Except as set forth in Schedule 4.06, since September 30, 2005 and up to and through the Closing Date, Seller has conducted its business and operations in the ordinary course of business, and (except as otherwise contemplated by this Agreement) has not:

(a)  written off as uncollectible any account receivable, or reduced any reserves, other than in the ordinary course of business;

(b)  made any change in the accounting methods or practices employed by Seller or change in depreciation or amortization policies;

(c)  issued or sold, or contracted or made any other commitment for the issuance or sale of any shares of capital stock or securities convertible into or exchangeable for capital stock of Seller;

(d)  terminated or amended any material contract or license or other instrument, or suffered any loss or termination or threatened loss or termination of any material contractual or business arrangement;

(e)  sold, leased to others, licensed to others, disposed of, or otherwise transferred any assets of Seller, including without limitation, the right to use any and all secrets or Intellectual Property of Seller;

(f)  made any capital contributions to or investments in any person or entity;

(g)  transferred any materials or equipment from SSA to Smith Services;

(h)  subjected any assets, tangible or intangible, to any lien, encumbrance or restriction of any nature whatsoever; or

(i)  modified or amended any relationships with suppliers or customers of SSA, which would adversely affect the business and operations of SSA.

4.07  Employment Compliance. To the best knowledge of Seller, Seller has complied with all applicable laws relating to employment or labor, including provisions relating to wages, hours, employment benefits, equal opportunity, occupational safety and health, collective bargaining, and the payment of Social Security and other taxes. There are no written policies or practices relating to employment matters. To the best

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knowledge of Seller, there have been no attempts to organize or unionize Seller’s employees within the last five (5) years.

4.08  Employees. All of Seller’s employees are employees “at-will” and may be legally terminated without prior notice and without cause at no cost to Seller, other than its obligation to pay employees for liability imposed by law and for wages and unused or unpaid and earned vacation and other time off, which liabilities are properly recorded on the Financial Statements. Schedule 4.08 contains a complete listing of:

(a)  current employees of Seller, their job title and compensation, upon being provided with an authorization from each of Seller’s employees for the release of said information;

(b)  retired employees of Seller who receive benefits of any kind from Seller or Smith Services;

(c)  any employee or director of Seller who is subject to a confidentiality, nondisclosure or proprietary rights contract that in any way adversely affects or will affect that employee’s performance of his or her duties for Seller or the ability of Purchaser to conduct the business and operations of Seller in substantially the same manner as currently conducted; and

(d)  any key employee or group of employees of Seller that have given notice of termination or for whom Seller has reasonable grounds to expect to give notice of termination.

4.09  Licenses and Permits. To the best knowledge of Seller, the Licenses and Permits constitute all local, state and federal licenses and permits necessary for Seller to occupy, operate and conduct the business and operations of Seller, and there do not exist any defaults, waivers, investigations or exemptions relating thereto or which would be caused by the transactions contemplated by this Agreement. There exist no grounds for revocation, suspension or limitation of any of the Licenses and Permits.

4.10  Assets. Except as set forth in Schedule 4.10, Seller will own at Closing all of the assets reflected on the Financial Statements, and Seller will own at Closing all Purchased Assets with good and marketable title free and clear of all mortgages, security interests, liens, leases, covenants, assessments, easements, options, rights of refusal, restrictions, reservations, defects in title, encroachments, and other encumbrances.

4.11  Insurance. Schedule 4.11 includes a complete and accurate listing of all insurance policies (including self-insurance) to which Seller is a party related to the Purchased Assets, which policies are either currently in force, the name of the insurance carrier providing each such policy and the name of the agent or broker who procured each such policy.

4.12  Intellectual Property. Seller knows of no patents, trademarks, trade names,

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service marks, copyrights or applications for such items used in or necessary to the business and operations of Seller. However, to the extent that such items do exist, Seller owns or has a valid right to use such items and may transfer them to Purchaser without the need for third party agreements or consents. There is no claim or proceeding pending or threatened by any third party against or relating to Seller, nor does Seller know or have reasonable grounds to know of any basis for any such action, with respect to such items or the Intellectual Property as defined above.

4.13  Contracts and Commitments.

(a)  Schedule 4.13(a)  lists all contracts to which Seller is a party that obligate Seller to pay in excess of $5,000 per year during any one year period after Closing. Each contract or agreement listed in Schedule 4.13(a)  is a valid and binding obligation of Seller and is in full force and effect, enforceable in accordance with its terms. Seller has performed all obligations required to be performed by it under each contract or agreement to which it is a party. Neither Seller nor any other party is in breach or default in any respect under any contract or agreement. The Contracts are assignable to Buyer, if it chooses to continue such Contracts, without the consent of any other party.

(b)  Schedule 4.13(b) lists all contracts to which Smith Services is a party that relate either to

(i)  essential services or supplies provided by vendors to SSA; or

(ii)  national or regional agreements with customers under which services have been provided to customers by or through SSA;

which contracts are not already included in Schedule 4.13(a). Each contract or agreement listed in Schedule 4.13(b) is a valid and binding obligation of Smith Services and is in full force and effect, enforceable in accordance with its terms. Smith Services has performed all obligations required to be performed by it under each such contract or agreement. Neither Smith Services nor any other party is in breach or default in any respect under any such contract or agreement. The Contracts are assignable to Buyer, if it chooses to continue such Contracts, without the consent of any other party.

4.14  Condition of Inventory and Equipment. Purchaser has examined and is familiar and will accept all Purchased Assets in “as is” “where is” condition at Closing, without warranty. With respect to the Equipment, Seller has advised Purchaser in writing, as set forth on Schedule 4.14, to the best of its knowledge, of all known needed repair or maintenance other than routine maintenance such as oil changes or tire rotation. Seller shall deliver to Purchaser, at Closing, required certifications for overhead cranes and VPI tanks included in the Purchased Assets.

4.15  Personal Property. Except as listed on Schedule 4.15:

(a)  All of the tangible property owned or used in the business and

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operations of SSA is located at Seller’s facility in Saraland, Alabama;

(b)  No person, firm or corporation other than Seller has any right to the use or possession of any of the Purchased Assets. Any currently effective financing statement under the Uniform Commercial Code with respect to any of the Purchased Assets will be released prior to or as of Closing.

4.16  Customers. Except as listed on Schedule 4.16, Seller has not received any notice nor has knowledge that any of its customers intends to terminate or materially reduce its commercial relationship with Seller, and no customer has terminated or materially reduced its commercial relationship with Seller in the last twelve (12) months. Seller further warrants that, to the best of its knowledge, no current customer other than Chevron shall require Purchaser to submit to a formal qualification process in order to continue doing business with it.

4.17  Product Warranty. Except as listed on Schedule 4.17(a), Seller has no liability (whether known or unknown and whether absolute or contingent) for the replacement of products sold or delivered by Seller or other damages in connection therewith, and no product sold or delivered by Seller is subject to any guaranty, express warranty or other indemnity other than Seller’s standard warranty, which is set forth in full on Schedule 4.17(b). If customers of Seller return items or assert warranty claims against Purchaser with respect to goods or services sold or provided by Seller prior to Closing, such claims will be handled by Purchaser under the terms of the applicable warranty and Seller shall reimburse Purchaser for all actual costs for labor and materials necessary to resolve such warranty claims, in accordance with the terms and conditions of the Warranty Procedure set forth on Schedule 4.17(c).

4.18  Litigation. To the best knowledge of Seller, no litigation or claims, governmental or other proceedings or investigations are pending or threatened, nor is there any valid basis for such claims by or against, or relating to Seller, or against or affecting the Purchased Assets, except as listed on Schedule 4.18.

4.19  Environment, Health and Safety. To the best knowledge of Seller and Smith, there is no environmental contamination of the Real Property and Seller has never caused, permitted or allowed on the Real Property any release of any hazardous substance (as defined in 42 U.S.C. § 9601 (14)) or any pollutant or contaminant (as defined in 42 U.S.C. § 9601 (33)) or any petroleum.

4.20  Real Property Matters. Except as set forth in Schedule 4.20, Seller owns or will own at Closing the Real Property, free and clear of all tenancies, liens, mortgages and any other encumbrances. With respect to the Real Property, to the best knowledge of Seller:

(a)  All necessary water, sewer, gas, electric, telephone, drainage and other utility equipment, facilities and services, and all mechanical systems are installed and connected pursuant to valid permits, and are in good working order and

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adequate for the conduct of the business and operations of Seller;

(b)  The Real Property and the improvements thereon do not violate any governmental laws, ordinances, rules or regulations;

(c)  Seller has not received any notice from any insurance carrier of defects or inadequacies which, if not corrected, could reasonably be expected to result in termination of insurance coverage or a material increase in the cost thereof, and there are no such defects or inadequacies;

(d)  The Real Property is zoned in a manner which permits its present use, and such use and occupation are not in contravention of any statute, bylaw, regulation, ordinance, order, covenant, declaration, restriction or plan, including, without limitation, those relating to environmental protection;

(e)  There is no condemnation, expropriation or other proceeding in eminent domain pending or threatened, affecting the Real Property, or any portion thereof or interest therein, and Seller has not engaged in any negotiation with any entity possessing the power of condemnation with regard to the acquisition of all or any portion of the Real Property;

(f)  The Real Property currently is not subject to any special assessments, no special assessments have been threatened against all or any part of the Real Property and Seller does not have knowledge of any intended assessments;

(g)  All real estate taxes on the Real Property which were payable in the year 2005 or any prior year have been paid or will be paid prior to Closing and are not subject to any proposed reassessment, contest, protest, certificate of error or other proceedings, and all other taxes, charges, debts and other assessments due by Seller with respect to the Real Property through the Closing Date have been or will be paid by Seller prior to Closing;

(h)  With respect to real estate taxes on the Real Property which are payable in the year 2006, such taxes will be pro-rated and Seller shall pay its share into escrow at Closing;

(i)  No work has been performed or is in progress at, and no materials have been furnished to, the Real Property or any portion of the Real Property within one hundred and eighty (180) days prior to the date of this Agreement which reasonably may give rise to a mechanic’s, materialmen’s or other liens against the Real Property, or operation thereof, which has not been or will not be paid in full by Seller by the Closing Date;

(j)  No written or oral contracts, management agreements, leasing agreements, repair or service agreements, employment agreements, easements, rights, privileges, licenses or options to purchase affecting the Real Property exist;

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(k)  Seller has performed all of its obligations with respect to the Real Property that are required to be satisfied on or before the Closing Date; and

(l)  Seller has or will comply with all laws affecting the transfer of the Real Property and all disclosure requirements relating thereto.

4.21  Tax Matters.

(a)  For purposes of this Agreement, (i) “Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and (ii) “Tax Return” means any return, report, information return, or other document (including any related or supporting information) filed or required to be filed with any taxing authority in connection with its determination, assessment, collection, administration, or imposition of any Tax.

(b)  Except as set forth in Schedule 4.21, Seller has duly and timely filed all Tax Returns and have duly and timely paid all Taxes and other charges (whether or not shown on any Tax Return) due or claimed to be due from it by federal, foreign, state, or local taxing authorities or has set up an adequate reserve on the Financial Statements for all Taxes payable. There are no Tax liens (other than liens for current Taxes not yet due and payable) upon any properties or assets of Seller (whether real, personal, or mixed, tangible or intangible), and, except as reflected in the Financial Statements or as set forth in Schedule 4.21, there are no pending or, to Seller’s knowledge, threatened audits or examinations relating to, or claims asserted for, Taxes or assessments against Seller, and the Seller has no knowledge of any basis for any such claims. Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or stockholder.

(c)  Schedule 4.21 attached hereto lists each jurisdiction in which Seller files Tax Returns for each period or portion thereof ending on or before the Closing Date.

4.22  Employee Benefit Plans. Except as identified on Schedule 4.22, Seller does not maintain or contribute to (or have the obligation to contribute to) any Employee Benefit Plans. For purposes of this Agreement, the term “Employee Benefit Plan” means (i) any employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”), and (ii) any other plan, trust agreement or arrangement for any bonus, severance, hospitalization, vacation, incentive

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or deferred compensation, pension or profit-sharing, retirement, payroll savings, stock option, equity compensation, group insurance, death benefit, fringe benefit, welfare or any other employee benefit plan or fringe benefit arrangement of any nature whatsoever, including those benefiting retirees or former employees. As to any previously terminated Employee Benefit Plan of Seller, Seller has not incurred, and will not incur, any withdrawal liability, nor does any Seller have any contingent withdrawal liability under ERISA to any Multiemployer Plan (as defined in ERISA or the Code). Except as identified on Schedule 4.22 and with respect to each Employee Benefit Plan, Seller is in material compliance, in form and operation, with the requirements provided by any and all statutes, orders or governmental rules or regulations currently in effect, including, but not limited to, ERISA and the Code, and applicable to such Employee Benefit Plan. Each Employee Benefit Plan and any related trust intended to qualify under Section 401(a) and Section 501(a) of the Code is so qualified and nothing has occurred to cause the loss of such qualification.

4.23  Compliance with Laws. Except as identified on Schedule 4.23 Seller has not received any written notice of any civil, criminal or administrative investigation or audit by any governmental entity relating to Seller and, to the best knowledge of Seller, Seller is in material compliance with all laws applicable to it.

4.24  Broker’s or Finder’s Fee. Except as identified on Schedule 4.24, Seller has not employed, or is liable for the payment of any fee to, any finder, broker, consultant or similar person in connection with the transactions contemplated by this Agreement.

4.25  Accounts Payable. Each of the trade accounts payable specified on Schedule 2.02(b) arose in the ordinary course of Seller’s business and relates to the provision to Seller of goods or services which are or were then necessary for the operation of Seller’s business. With respect to each account payable listed on Schedule 2.02(b), the indebtedness is based upon a written contract, purchase order, or signed quotation and Seller has received in full the goods or services contracted for. None of the trade accounts payable specified on Schedule 2.02(b) are delinquent or will be delinquent as of the Closing Date. Other than the trade accounts payable listed on Schedule 2.02(b), there is no outstanding indebtedness on the part of Seller with respect to any vendor or supplier of any good or service which is essential to the operation of Seller’s business.

4.26  Accounts Receivable. All Accounts Receivable that are reflected on the Balance Sheet or the Financial Statements or on the accounting records of Seller as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business. Except to the extent paid prior to the Closing Date, such Accounts Receivable are or will be as of the Closing Date current (90 days or less) and collectible net of the respective reserves shown on the Balance Sheet or the Financial Statements (which reserves are adequate and calculated consistent with past practice). Subject to such reserves, each of such Accounts Receivable either has been or will be collected in full, without any setoff, within ninety (90) days after the day on which it first becomes due and payable. There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business of

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Seller, under any contract or agreement with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable. Schedule 1.01(f) contains a complete and accurate list of all Accounts Receivable as of the date of the Balance Sheet, which list sets forth the aging of each such Account Receivable. Notwithstanding these representations, Purchaser takes the Accounts Receivable without recourse, subject to Seller’s good faith commitment set forth in Section 7.05 below.

4.27  No Omissions or Misstatements. None of the statements or information contained in any of the representations, warranties, covenants or agreements of Seller set forth in this Agreement or any information or documents delivered or to be delivered to Purchaser prior to the execution of this Agreement, contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained in this Agreement or in any exhibit or schedule to this Agreement or in any of the other information provided or the documents delivered to Purchaser in connection with the transactions contemplated by this Agreement, in light of the circumstances in which those statements were made, not misleading.

ARTICLE V.  REPRESENTATIONS AND WARRANTIES OF MIS AND PURCHASER

As of the date hereof and as of the Closing Date, Purchaser and MIS, jointly and severally, hereby represent and warrant to Seller and Smith Services as follows:

5.01  Organization; Power and Authority.

(a)
Purchaser is a limited liability company duly organized and validly existing under the laws of the State of Indiana. Purchaser has all necessary power and authority to own all of its property and assets and to make, execute, deliver, and perform this Agreement and the other documents and instruments contemplated hereby.

(b)
MIS is a corporation duly organized and validly existing under the laws of the State of Indiana. Purchaser has all necessary power and authority to own all of its property and assets and to make, execute, deliver, and perform this Agreement and the other documents and instruments contemplated hereby.

5.02  Execution, Delivery and Validity. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all requisite action. This Agreement and all other agreements contemplated hereby have been duly and validly executed and delivered by Purchaser, and each constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

5.03  Non-contravention. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the

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transactions contemplated hereby or thereby or compliance with or fulfillment of the terms and provisions hereof or of any other agreement or instrument contemplated hereby or thereby, do not and will not: (i) conflict with or result in a breach of any of the provisions of the Articles of Organization of Purchaser; (ii) contravene any law, rule or regulation or any order, writ, award, judgment, decree or other determination which affects or binds Purchaser or any of its properties; (iii) conflict with, result in a breach of, constitute a default under, or give rise to a right of acceleration, termination or the imposition of penalties under any contract, deed of trust, mortgage, trust, lease, governmental or other license, permit or other authorization, contract, agreement, note or any other agreement, instrument or restriction to which Purchaser is a party or by which any of its properties may be affected or bound; or (iv) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any third party or any foreign, federal, state or local court, governmental authority or regulatory body.

5.04  Broker’s or Finder’s Fee. Purchaser has not employed, nor is Purchaser liable for the payment of any fee to any finder, broker, consultant or similar person in connection with the transactions contemplated by this Agreement.

ARTICLE VI.  RELATED AGREEMENTS AND CONDITIONS TO CLOSING

6.01  Related Agreements. In addition to any other agreements contemplated hereby or herein:

(a)  Employees. Seller agrees to use its best efforts to retain the services of all employees of Seller until the Closing Date. Prior to the Closing Date, Seller shall cooperate with Purchaser to allow Purchaser a reasonable opportunity to interview the employees of Seller. At or immediately after Closing, Seller will (i) take such action as may be required to terminate its employment of each employee of Seller hired by Purchaser (without any liability to Purchaser), (ii) 100% vest the entire account balance of each such employee who is a participant under any of Seller’s pension, profit-sharing or 401(k) plans, if any, as of the Closing Date, (iii) make all employer contributions allocable to each such employee under any such plans for all periods through the Closing Date, and (iv) pay to each employee of Seller all wages and other benefits owed by Seller in connection with the employment and termination of employment of such employee, including, but not limited to, all earned or accrued but unpaid vacation pay. Purchaser intends to offer at-will employment to most if not all of the employees of Seller at the same salary or hourly wage rate currently paid by Seller to such employee, subject to the employee’s completion of the Purchaser’s employment application process. However, nothing in this Agreement shall obligate or constitute the agreement of Purchaser to recruit or hire any employee or former employee of Seller. Furthermore, in the event that Purchaser determines to hire any employee or former employee of Seller, any such hiring and employment shall be at the sole discretion of Purchaser and any terms or conditions of such employment - including confidentiality and non-solicitation

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provisions - shall be determined by Purchaser in its sole discretion.

(b)  Conduct of Business. Between the date hereof and the Closing Date, except as otherwise approved by Purchaser, Seller will conduct its business and operations only in the ordinary course of business consistent with past practice and in such a manner that the representations and warranties contained in Article IV shall be true and correct at and as of the Closing Date and so that the conditions to be satisfied by Seller on the Closing Date shall have been satisfied.

(c)  Full Access. Seller has allowed Purchaser and its authorized representatives full access to any and all premises, properties, contracts, commitments, books, records and affairs of Seller, including, without limitation, causing appropriate senior personnel of Seller to be made available for interviews by Purchaser and its authorized representatives. Purchaser has conducted such inspections and interviews so as to cause minimal disruption to Seller’s business. If this Agreement is terminated, Seller and its representatives, and Purchaser and its representatives will, upon written request therefor, each return to the other all documents and records (including all copies made thereof) obtained from the other at any time in connection with the transactions contemplated hereby and will keep confidential any such information so obtained. Seller will also permit Purchaser at any time after the execution of this Agreement to make economic and operational feasibility, engineering and architectural studies, including soil tests and borings, and studies of estimated costs of clearance and grading on the Real Property and any other real estate used in connection with the business and operation of Seller. All such tests, inspections, assessments, audits and studies shall be at Purchaser’s cost. Purchaser shall provide copies of such studies to Seller if this Agreement is terminated.

(d)  Public Announcements. Prior to Closing, the contents of any announcements to employees, customers or suppliers of Seller or any other public statements shall be mutually agreed to by the parties prior to the making of any such announcement; provided, that each party hereto may make disclosures that it in good faith believes, based on the advice of counsel, is reasonably necessary to comply with any requirement of law or regulation or to fulfill a party’s obligations under this Agreement.

6.02  Conditions to Obligations of Seller. The obligations of Seller under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions, any one or more of which may be waived by Seller:

(a)  Representations and Warranties. All representations and warranties of Purchaser contained in or made pursuant to this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, and Purchaser shall have delivered to Seller a certificate, signed and dated as of the Closing Date by an officer of Purchaser, to the foregoing effect.

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(b)  Performance of Agreement. Purchaser shall have delivered all documents and agreements described in Article VII and otherwise performed in all respects all obligations required under this Agreement and any other agreements referenced herein to be performed by it on or prior to the Closing Date.

(c)  Litigation; Injunctions. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any court or governmental agency or other regulatory or administrative agency or commission, challenging any of the transactions contemplated by this Agreement.

(d)  Consents and Approvals. All consents, approvals, licenses and permits, the granting of which are reasonably necessary for the consummation of the transactions contemplated hereby, shall have been obtained.

(e)  Corporate Certificates. Purchaser shall have delivered to Seller: (i) a copy of Purchaser’s Certificate and Articles of Organization; (ii) a certificate of existence of Purchaser issued as of a current date by the Indiana Secretary of State; and (iii) copies of resolutions of the Board of Directors of Purchaser authorizing (A) the execution and delivery of this Agreement and any other agreements contemplated hereby and (B) the taking of all steps necessary to consummate the transactions and fulfill Purchaser’s obligations under this Agreement.

6.03  Conditions to Obligations of Purchaser. All obligations of Purchaser under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions, any one or more of which may be waived by Purchaser:

(a)  Representations and Warranties. All representations and warranties of Seller contained in or made pursuant to this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, and Seller shall have delivered to Purchaser a certificate, signed and dated as of the Closing Date by an officer of Seller to the foregoing effect.

(b)  Performance of Agreement. Seller shall have delivered all documents and agreements described in Article VII and otherwise performed in all respects all obligations required under this Agreement and any other agreements referenced herein to be performed by it on or prior to the Closing Date.

(c)  Litigation; Injunctions. No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby or which would limit or affect Purchaser’s ownership or control of the Purchased Assets or SSA, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any court or governmental agency

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or other regulatory or administrative agency or commission challenging any of the transactions contemplated by this Agreement.

(d)  Consents and Approvals. All consents, approvals, licenses and permits, the granting of which are reasonably necessary for the consummation of the transactions contemplated hereby, shall have been obtained.

(e)  Absence of Changes. On or prior to the Closing Date, there shall have been no loss, damage or destruction to the Purchased Assets which materially impairs the use or the value of the Purchased Assets. Seller shall not have suffered any material adverse change in its financial condition, results of operations, assets, liabilities, or business, nor shall Seller have suffered any significant employee attrition between the date of execution of this Agreement and the Closing Date.

(f)  Lien Searches. Seller shall request, receive, and have delivered to Purchaser final state and local tax lien and Uniform Commercial Code financing statement searches disclosing all liens and encumbrances on the Purchased Assets; and Seller shall have delivered to Purchaser written releases from the holders of any such security interests, liens or other encumbrances with respect thereto.

(g)  Corporate Certificates. Seller shall have delivered to Purchaser: (i) a copy of Seller’s Articles of Incorporation, certified by the Alabama Secretary of State as of a current date; (ii) a certificate of good standing of Seller issued as of a current date by the Alabama Secretary of State; and (iii) copies of resolutions of the Boards of Directors and the shareholders of Seller and Smith Services, authorizing (A) the execution and delivery of this Agreement and the other agreements contemplated hereby and (B) the taking of all steps necessary to consummate the transactions and fulfill Seller’s obligations under this Agreement and all agreements contemplated hereby.

(h)   Supporting Documents for Trade Accounts Payable. Seller shall deliver to Purchaser the following documentation for each of the Assumed Trade Accounts Payable set forth on Schedule 2.02(b): (a) Seller’s purchase order, (b) delivery receipt or proof of delivery, and (c) vendor’s invoice.

(i)  Supporting Documents for Trade Accounts Receivable. Seller shall deliver to Purchaser the following documentation for each of the Assumed Trade Accounts Receivable set forth on Schedule 1.01(f): (a) Seller’s sales quotation (when available), (b) delivery receipt or proof of delivery to customer, (c) customer’s purchase order and (d) seller’s invoice.

ARTICLE VII.  DELIVERIES AT CLOSING

7.01  Deliveries by Seller. Seller shall execute, acknowledge, deliver and cause to

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be executed, acknowledged and delivered to Purchaser documents conveying title to the Purchased Assets as follows:

(a)  Seller shall each execute and deliver to Purchaser general warranty deeds conveying to Purchaser good and indefeasible title in fee simple to the Real Property in the form attached hereto as Exhibit 7.01(a).

(b)  Seller shall execute and deliver to Purchaser a bill of sale in the form attached hereto as Exhibit 7.01(b).

(c)  Seller shall execute an assignment and assumption agreement (“Assignment and Assumption Agreement”) in the form attached hereto as Exhibit 7.01(c) together with such other instruments and specific forms of assignment as may be necessary to effect the transfer and registration of transfer of the Purchased Assets and Assumed Contract Liabilities hereunder.

(d)  Seller shall execute and endorse to Purchaser certificates of title covering all vehicles that are part of the Purchased Assets.

(e)  Seller shall deliver originals (to the extent available, and if not, copies) of the Contracts, Licenses and Permits, Books and Records and other documents in Seller’s possession constituting part of the Purchased Assets, as well as Schedule 1.01(a) and 1.01(d) updated as of the Closing Date.

(f)  Seller shall have delivered to Purchaser fully executed documents to Purchaser’s satisfaction, evidencing Seller’s authority to sign this Agreement and to consummate the transactions contemplated hereby, as well as corporate certificates set forth in Section 6.03(j).

7.02  Deliveries by Purchaser. Purchaser shall execute, acknowledge, deliver and cause to be executed, acknowledged and delivered to Seller the following items:

(a)  Purchaser shall pay the Purchase Price to Seller in accordance with Section 3.02.

(b)  Purchaser shall execute and deliver the Assignment and Assumption Agreement.

(c)  Purchaser shall have delivered to Seller fully executed documents to Seller’s satisfaction, evidencing Purchaser’s authority to sign this Agreement and to consummate the transactions contemplated hereby, as well as corporate certificates set forth in Section 6.02(e).

(d)   Purchaser shall complete, execute and deliver to Seller an Internal Revenue Service Form W-9.

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7.03  Additionally Requested Documents; Post-Closing Assistance. At the reasonable request of Purchaser at Closing and at any time or from time to time thereafter, Seller shall cooperate with Purchaser to put Purchaser in actual possession and operating control of the Purchased Assets, execute and deliver such further instruments of sale, conveyance, transfer and assignment as Purchaser may reasonably request in order to effectively convey, transfer and assign the same to Purchaser, free and clear of all Liens, except the Assumed Contract Liabilities.

7.04  Payables and Receivables. With respect to the post-closing payment of claims and accounts due and also the post-closing collection of claims and amounts receivable, the parties agree as follows.

(a)  It is possible and foreseeable that customers may accidentally send payments to the wrong party. Any money collected by Seller on Purchaser’s invoices shall be remitted to Purchaser weekly (each Friday) by wire transfer to Purchaser’s designated account. In between such transfers, Seller shall pass along daily to Purchaser, by e-mail, information regarding payments Seller has received since the last transfer.

(b)  Purchaser is purchasing the goodwill of SSA, including the goodwill currently existing between SSA and its customers and suppliers. In handling its relations with such persons, Seller will treat them with Seller’s ordinary level of professional courtesy.

7.05  Good Faith Resolution of Accounts Receivable. Purchaser is acquiring the Accounts Receivable without recourse. Both Seller and Purchaser expect that all Accounts Receivable will be collected within ninety (90) days following the Closing Date. If one or more Accounts Receivable are not collected or collectable within this ninety (90) day period, Seller and Purchaser will discuss the matter in good faith and work out an equitable resolution.

ARTICLE VIII.  SURVIVAL OF PROVISIONS AND INDEMNIFICATION

8.01  Survival. The respective representations, warranties and covenants of each of the parties to this Agreement, including all statements contained in any schedule or exhibit delivered pursuant hereto, shall be deemed to be material and to have been relied upon by the parties hereto and shall survive the Closing, and the consummation of the transactions contemplated hereby for a period of two (2) years.

8.02  Indemnification by Seller and Smith Services. Subject to the other provisions of this Article, Seller and Smith Services, jointly and severally, shall promptly indemnify, defend and hold harmless Purchaser and its shareholders, directors, officers, employees, agents, successors and assigns (“Purchaser Indemnified Parties”) against any and all losses, costs, claims, demands and expenses (including reasonable costs of investigation, court costs and legal fees actually incurred) and other damages (collectively, the “Losses”) arising our of, relating to or resulting from: (a) any breach by

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Seller of, or failure by Seller to perform, any of the covenants, obligations, representations or warranties contained in this Agreement; (b) any and all Excluded Liabilities; (c) any claim relating to bulk transfers or other principles of transferee liability by any creditor or former creditor of Seller, whether such claim is liquidated or unliquidated, contingent or disputed; (d) the operation of Seller on and prior to the Closing Date; and (e) any claim, action, suit or proceeding relating to any of the foregoing.

8.03  Indemnification by Purchaser and MIS. Subject to the other provisions of this Article, Purchaser and MIS, jointly and severally, shall promptly indemnify, defend and hold harmless Seller and Smith Services against any and all Losses arising out of, relating to or resulting from: (a) any breach by Purchaser of, or failure by Purchaser to perform, any of the covenants, obligations, representations or warranties contained in this Agreement; (b) any Assumed Liabilities; (c) the operations of Purchaser after the Closing Date; and (d) any claim, action, suit or proceeding relating to any of the foregoing.

8.04  Cooperation. Subject to the provisions of Section 8.05, a party or parties against whom a claim for indemnification has been asserted (individually and collectively “Indemnifying Party”) shall have the right, at its own expense, to defend any action or proceeding brought by a third party which resulted in said claim for indemnification, and if said right is exercised, the party or parties entitled to indemnification (individually and collectively “Indemnified Party”) and the Indemnifying Party shall cooperate in the defense of said action or proceeding.

8.05  Indemnification Procedure for Third Party Claims Against Indemnified Parties.

(a)  In the event that subsequent to the Closing Date any Indemnified Party asserts a claim for indemnification under this Article VIII, on account of or in connection with any claim or the commencement of any action or proceeding against such Indemnified Party by any person or entity who is not a party to this Agreement (including any Governmental Authority) (a “Third Party Claim”), the Indemnified Party shall give written notice thereof together with a summary of any available information regarding such claim (the “Notice of Claim”) to the Indemnifying Party promptly after learning of such Third Party Claim. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within 15 days of its receipt from the Indemnified Party of the Notice of Claim, to conduct at its expense the defense against such Third Party Claim in its own name, or, if necessary, in the name of the Indemnified Party.

(b)  In the event that the Indemnifying Party shall fail to give the Defense Notice within the time and as prescribed by Section 8.05(a), the Indemnified Party shall have the right to conduct such defense in good faith with counsel reasonably acceptable to the Indemnifying Party at the Indemnifying Party’s expense, but the Indemnified Party (or any insurance carrier defending such Third Party Claim on the Indemnified Party’s behalf) shall be prohibited from compromising or settling

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such claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(c)  In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of such Third Party Claim in accordance with Section 8.05(a), the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, all at the expense of the Indemnifying Party. Regardless of which party defends such Third Party Claim, the other party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing. Without the prior written consent of the Indemnified Party, the Indemnifying Party (and any insurance carrier defending such Third Party Claim on the Indemnified Party’s behalf) will not enter into any settlement of any Third Party Claim if pursuant to or as a result of such settlement, such settlement would lead to liability or create any financial or other obligation on the part of the Indemnified Party. If a firm offer is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 8.05, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect. If the Indemnified Party objects to such firm offer within 10 days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Party up to the point such notice had been delivered. Failure at any time of the Indemnifying Party to diligently defend a Third Party Claim as required herein shall entitle the Indemnified Party to assume the defense and settlement of said Third Party Claim as if the Indemnifying Party had never elected to do so as provided in this Section 8.05. Failure by an Indemnified Party to provide notice on a timely basis of a Third Party Claim shall not relieve the Indemnifying Party of its obligations hereunder, except that the foregoing shall not constitute a waiver by the Indemnifying Party of any claim for direct damages caused by such delay.

(d)  Any judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall be conclusively deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder, subject to the Indemnifying Party’s right to appeal an appealable judgment or order.

8.06  Nature of Other Liabilities. In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. The Indemnifying Party shall make all payments pursuant to the indemnification provisions contained in this Article VIII within ten (10) days after its receipt of the Indemnity Notice or, if the

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Indemnifying Party delivers written notice to the Indemnified Party within such 10-day period that it is disputing the Indemnified Party’s right to indemnification hereunder with respect to such payments, immediately upon the final determination of the amount of such indemnification obligation.

8.07  Right to Set-Off. Purchaser shall have the right to directly recoup and set-off any Losses incurred or suffered by any of the Purchaser Indemnified Parties resulting from any failure of Seller to reimburse Purchaser for (i) any amounts due under this Agreement, and (ii) any claims of the Purchaser Indemnified Parties under this Article VIII, against any and all amounts which Purchaser may owe Seller from time to time. The parties acknowledge and agree that the rights of recoupment and set off set forth in this Section 8.07 are a condition to Purchaser agreeing to enter into and perform this Agreement and any other agreements contemplated hereby.

8.08  Smith Services Guarantee. Smith Services agrees to be jointly and severally liable with Seller for all of Seller’s representations, warranties, and indemnity obligations under this Agreement.

8.09  MIS Guarantee. MIS agrees to be jointly and severally liable with Purchaser for all of Purchaser’s representations, warranties, and indemnity obligations under this Agreement.

ARTICLE IX.  RESTRICTIVE COVENANTS

9.01  Nondisclosure of Certain Business Information. Seller and Smith Services each agree that it will not, and it will cause its shareholders, directors and officers to not, directly or indirectly, except with the prior written consent of Purchaser, to retain, use, divulge or disclose or communicate, or cause or permit any other person or entity to retain, use, divulge, disclose or communicate, to any person, firm, corporation or entity, in any manner whatsoever, the following information regarding Seller’s business (collectively “SSA Business Information”):

(a)	Customer identities and specific customer needs or business terms, except for customer invoices;
(b)	Contact information for customer representatives; and/or
(c)	Business plans for Seller’s Alabama operations.

Seller and Smith Services shall destroy any copies of such information which remain in their possession after Closing. This covenant shall remain in effect for so long as any such information remains valuable business information of Purchaser, and, in any event, for a minimum period of five (5) years after Closing.

9.02  Trade Secrets. Other than the SSA Business Information, Seller and Smith Services do not know of any trade secrets used by Seller within the last five years.

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9.03  Covenant Against Competition and Solicitation. To preserve the value of the goodwill purchased by Purchaser, and to reduce the cost to Purchaser of monitoring and enforcing the compliance of Seller with the confidentiality obligations contained in Section 9.01, Seller and Smith Services each covenant and agree that, during the three (3) year period from and after Closing, it will not, and it will cause its shareholders, directors, and officers, to not, without the express written consent of Purchaser and only to the extent authorized by Purchaser:

(a)  Directly or indirectly, alone or in concert with others, whether as principal, agent, representative, partner, lender, consultant, shareholder or otherwise, under or through any form of business entity, own, operate, manage, control or actively participate in any business which competes with or is substantially similar to the business and operations of Seller as presently conducted either (a) with respect to any customer for whom SSA has performed or contracted to perform services since January 1, 2003; or (b) within those portions of Louisiana, Mississippi, Alabama, Georgia, or Florida within a 250-mile radius of Mobile, Alabama (the “Prohibited Territory”), except with respect to those specific customers and locations agreed to by the parties and set forth on Schedule 9.03.

(b)  Induce or solicit or seek to induce or solicit any person who was affiliated with Seller as an employee, agent or otherwise within the one (1) year period prior to the Closing to terminate his or her engagement with Purchaser or otherwise participate in any business activity directly or indirectly competitive with Purchaser. Smith Services may employ Mr. Roger Nelson and also any such person who is not offered employment with similar levels of responsibility and compensation by Purchaser or whose employment is terminated by Purchaser, subject to other restrictions in this Article. Any such employee hired by Smith Services shall not be employed or allowed to conduct business on behalf of Smith Services within the Prohibited Territory during the three (3) year period from and after Closing.

The covenants contained in Sections 9.03(a) and (b) are separate and distinct covenants of Seller.

9.04  Reasonableness. Seller acknowledges and agrees, except as otherwise provided herein, that the customers of SSA are located throughout the Prohibited Territory and that the territorial, time and other limitations set forth above are reasonable and properly required for the adequate protection of the goodwill and other Purchased Assets acquired by Purchaser pursuant to this Agreement and shall be enforceable to the fullest extent permitted by law.

9.05  Modification. In the event that any term, provision or covenant contained in this Article IX is found to be unreasonable, and therefore unenforceable, by a court of competent jurisdiction, but would be valid and enforceable if any part thereof were

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deleted or otherwise modified, then the parties expressly agree that a court may limit the application of, or modify any such term, provision or covenant and proceed to enforce this Section as so limited or modified.

9.06  Remedies. Seller acknowledges and agrees that any violation of Section 9.01 or Section 9.03 would cause Purchaser irreparable damage and that if Seller violates or threatens to violate such restrictions, Purchaser shall be entitled to injunctive relief against Seller, without the necessity of proof of actual damage or the posting of bond, in addition to any other remedies available under this Agreement at law or in equity.

ARTICLE X.  MISCELLANEOUS

10.01  Termination. This Agreement may be terminated at any time prior to Closing: (a) by the mutual written consent of the parties hereto; (b) by Purchaser in the event that the conditions to its obligations set forth in Section 6.03 hereof have not been satisfied or waived at or prior to the Closing Date; (c) by Seller in the event that the conditions to its obligations set forth in Section 6.02 hereof have not been satisfied or waived at or prior to the Closing Date; or (d) by either Purchaser or Seller if Closing has not occurred by 11:59 p.m. on May 31, 2006, without intentional delay. In the event this Agreement is terminated pursuant to this Section, all rights and obligations of the parties hereunder shall terminate and no party shall have any liability to any other party; provided, that nothing herein will relieve any party from liability for any breach of any representation, warranty, agreement or covenant contained herein prior to such termination.

10.02  Risk of Loss. Seller assumes all risks of destruction, loss or damage to any of the Purchased Assets due to fire or other casualty up to and including the Closing Date. If any material portion of the Purchased Assets is so destroyed, lost or damaged prior to Closing as to impair Purchaser’s ability to operate Seller, as determined in Purchaser’s discretion, Purchaser shall have the option to: (i) terminate this Agreement or (ii) or proceed with the Closing, with the Purchase Price reduced by the amount of such destruction, loss or damage as mutually agreed by Seller and Purchaser.

10.03  Definition of Knowledge. For purposes of this Agreement, Seller will be deemed to have “knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a shareholder, director, officer or trustee of such person (or in any similar capacity) is, or at any time was, actually aware of such fact or other matter or if a reasonable inquiry by such person could reasonably be expected to disclose the existence of such fact or matter.

10.04  Assignment. Seller may not assign any rights or delegate any obligations under this Agreement without the prior written consent of Purchaser, and any prohibited assignment or delegation will be null and void. The parties hereby acknowledge and agree that Purchaser may assign this Agreement at any time prior to Closing to any affiliated third party assignee, provided that such assignee agrees to assume Purchaser’s obligations hereunder. No such assignment shall release Purchaser or Magnetech from their duties and obligations hereunder.

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10.05  Other Expenses. Except as otherwise provided in this Agreement, Seller shall pay all of its expenses incurred in connection with the negotiation, execution, and implementation of the transactions contemplated under this Agreement, and Purchaser shall pay all of its expenses incurred in connection with the negotiation, execution, and implementation of the transactions contemplated under this Agreement.

10.06  Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given: (a) if delivered personally or sent by facsimile, on the date received, (b) if delivered by overnight courier, on the day after mailing, and (c) if mailed, four days after mailing by first class certified mail, return receipt requested and with postage prepaid. Any such notice shall be sent as follows:

To Seller and/or Smith Services:	To Purchaser and/or MIS:
E. T. Smith Services of Alabama, Inc.	Magnetech Industrial Services of Alabama, LLC
#4 Turnpike Industrial Park	1125 S. Walnut Street
Princeton, West Virginia 24740	South Bend, Indiana 46619
Attn: Michael Maiuri	Attn: John Martell, President
Fax: (304) 431-9916	Fax: (574) 232-7648

with a copy to:	with a copy to:
Richardson & Davis, PLLC	BARNES & THORNBURG LLP
Post Office Box 1778	600 1st Source Bank
Bluefield, West Virginia 24701	100 North Michigan St.
Attn: C. William Davis	South Bend, Indiana 46601
Fax: (304) 325-6483	Attn: Richard L. Mintz
Fax: (574) 237-1125

10.07  Arbitration. Any dispute between the Parties arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, shall be submitted to arbitration. The arbitration shall be accomplished in the following manner. Either party may serve upon the other party by certified mail, return receipt requested, a written demand that the dispute, specifying in detail its nature, be submitted to arbitration. Within five days after the service of such demand, each of the parties shall appoint an arbitrator and serve written notice by certified mail, return receipt requested, of such appointment upon the other party. If either party fails within the specified time to appoint an arbitrator and to serve notice in writing of the appointment, the other party shall be entitled to appoint both arbitrators. The two arbitrators appointed shall appoint a third arbitrator. The decision of two arbitrators in writing under oath shall be final and finding upon the parties. Alternatively, depending upon the size and scope of the dispute, the parties may stipulate that the third arbitrator may be the sole arbitrator. The Federal Rules of Civil Procedure and Federal Rules of Evidence shall apply except where agreed

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to by the Parties. The arbitrator may, in the Award, allocate all or part of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys’ fees of the prevailing party. Any necessary arbitration hearing which cannot be accomplished by teleconference shall take place in Roanoke, Virginia. Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

10.08  Controlling Law; Jurisdiction. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Virginia, without giving effect to principles of conflicts of laws.

10.09  Headings. Any table of contents and paragraph headings in this Agreement are for convenience of reference only and shall not be considered or referred to in resolving questions of interpretation.

10.10  Benefit. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective heirs, legal representatives, permitted successors and permitted assigns. This Agreement is not intended to, nor shall it, create any rights in any other party.

10.11  Partial Invalidity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

10.12  Waiver. Neither the failure nor any delay on the part of any party hereto in exercising any rights, power or remedy hereunder shall operate as a waiver thereof, or of any other right, power or remedy; nor shall any single or partial exercise of any right, power or remedy preclude any further or other exercise thereof, or the exercise of any other right, power or remedy. No waiver of any of the provisions of this Agreement shall be void unless it is in writing and signed by the party against which it is sought to be enforced.

10.13  Counterparts and Facsimiles. This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. The signature page to this Agreement and all other documents required to be executed at Closing may be delivered by facsimile and the signatures thereon shall be deemed effective upon receipt by the intended receiving party.

10.14  Legal Fees and Costs. Subject to the provisions of Article VIII, in the event any party hereto incurs legal expenses to enforce any provision of this Agreement, the prevailing party will be entitled to recover such legal expenses, including, without limitation, attorneys’ fees, costs and disbursements, in addition to any other relief to which such party shall be entitled.

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10.15  Entire Agreement. This Agreement, including the schedules and exhibits hereto, constitutes the entire agreement between the parties hereto with regard to the matters contained herein and it is understood and agreed that all previous undertakings, negotiations, letter of intent, term sheets, and agreements between the parties are merged herein. This Agreement may not be modified orally, but only by an agreement in writing signed by Purchaser and Seller.

[Remainder of Page Intentionally Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date or dates indicated below, effective as of the date first above written.

“SELLER”		“PURCHASER”

E.T. SMITH SERVICES OF ALABAMA, INC.		MAGNETECH INDUSTRIAL SERVICES OF ALABAMA, LLC

By:	/s/ E.T. Smith	By:	/s/ John A. Martell

Its:	President	Its:	President

Dated:	May 31, 2006	Dated:	May 30, 2006

SMITH SERVICES, INC.		MAGNETECH INDUSTRIAL SERVICES, INC.

By:	/s/ E.T. Smith	By:	/s/ John A. Martell

Its:	President	Its:	President

Dated:	May 31, 2006	Dated:	May 30, 2006

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